Exhibit 12

Carpenter Technology Corporation
Computation of Ratios of Earnings to Fixed Charges - unaudited
Five Years Ended June 30, 2015
(dollars in millions)

	Year Ended June 30,
	2015	2014	2013	2012	2011
Fixed charges:
Interest costs (a)	$30.4	$32.1	$27.8	$25.0	$17.6

Interest component of non-capitalized lease rental expense (b)	4.0	4.3	4.1	3.3	2.4

Total fixed charges	$34.4	$36.4	$31.9	$28.3	$20.0

Earnings as defined:

Income before income taxes	$89.1	$196.4	$216.8	$188.6	$87.8

Less income from less-than-fifty-percent owned entities, and loss on sale of partial interest in less-than-fifty percent owned enmities	(0.1)	(0.6)	(1.3)	(0.6)	(2.6)

Noncontrolling interest in the income of subsidiary with fixed charges	—	—	(0.4)	(0.4)	(0.7)

Fixed charges less interest capitalized	31.7	21.3	25.1	27.1	19.5

Amortization of capitalized interest	1.4	1.4	1.5	1.8	2.6

Earnings as defined	$122.1	$218.5	$241.7	$216.5	$106.6

Ratio of earnings to fixed charges	3.5x	6.0x	7.6x	7.7x	5.3x

(a) Includes interest capitalized relating to significant construction projects, amortization of debt discount and debt issue costs.

(b) One-third of rental expense which approximates the interest component of non-capitalized leases.